UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2024

Commission File Number: 1-13368

POSCO HOLDINGS INC.

(Translation of registrant’s name into English)

POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea, 06194

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or

Form 40-F.

Form 20-F ☒     Form 40-F ☐

Resolution on Cash Dividend Payment

On May 14, 2024 at the Board of Directors meeting, POSCO HOLDINGS INC. resolved to pay cash dividend of the 1st quarter for the fiscal year 2024 as follows:

Cash Dividend per Share (KRW)	2,500
Dividend Yield (%)	0.6
Record Date	March 31, 2024
Provisional Dividend Payment Date	June 3, 2024
Total Cash Dividend Amount (KRW)	189,690,517,500

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO HOLDINGS INC.
(Registrant)

Date: May 14, 2024	By	/s/ Kim, Seung-Jun
(Signature)
Name: Kim, Seung-Jun
Title: Executive Vice President